FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of April, 2006

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

              13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
              ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Etsuo Kobayashi
                                                ------------------------------
                                                Etsuo Kobayashi
                                                Corporate Senior Vice President
                                                General Manager of
                                                 Personnel Division

April 26, 2006


--------------------------------------------------------------------------------

                                                                 April 26, 2006

                                                             Masamitsu Sakurai,
                             Chairman of the Board and Representative Director,
                                         President and Chief Executive Officer,
                                                            Ricoh Company, Ltd.
                 (Code Number 7752 TSE, OSE and NSE (1st Section); FSE and SSE)

                                    Please make inquires to Masakuni Kutsuwada,
                                   General Manager, Public Relations Department
                                                         (Tel: +81-3-6278-5228)

      NOTICE REGARDING PARTIAL AMENDMENT TO THE ARTICLES OF INCORPORATION

   Ricoh Company, Ltd. hereby notify that, at the meeting of the Board of Directors held on April 26, 2006, it was resolved that partial amendment to the Articles of Incorporation will be placed on the agenda at the 106/th/ ordinary general meeting of shareholders, which is scheduled to be held on June 28, 2006.

1. Reasons for Amending the Articles of Incorporation

   The "Corporation Law" (2005 Law No. 86) will come into force on May 1, 2006, and accordingly we shall make the following amendments with respect to the matters that will be allowed under the provisions of the Articles of Incorporation.

(1)Article 10 of the Proposed Amendments (Rights Concerning Less-Than-One-Unit Shares):

   This Article sets forth the rights which the shareholders may exercise with respect to shares of less than one unit.

(2)Article 18 of the Proposed Amendments (Disclosure and Deemed Provision of Reference Materials for General Meeting of Shareholders via the Internet):

   This Article enables the Company, in calling the general meeting of shareholders, to disclose the reference materials for the general meeting of shareholders and other documents by using the Internet, to make it more convenient for our shareholders to obtain information.

(3)Article 28 of the Proposed Amendments (Omission of Resolution of Board of Directors):

   This Article enables so-called written resolution of the Board of Directors provided for in

   Article 370 of the "Corporation Law" to increase the responsiveness and efficiency of the management of the Board of Directors.

(4)Articles 30 (Exemption of Liability of Outside Directors) and 39 (Exemption of Liability of Outside Statutory Auditors) of the Proposed Amendments:

   These Articles are enable the Company to enter into an agreement regarding limitation of liability with outside directors and outside statutory auditors so that the Company can continue to invite highly independent and skilled people who are suitable for the position of an outside director and outside statutory auditor.

(5)Articles 4 (Organizations) and 7 (Issue of Share Certificates) of the Proposed Amendments are newly established with respect to the matters for which new provisions must be made in the Articles of Incorporation in accordance with the enforcement of the Corporation Law.

(6)Necessary amendments are made to use the clauses quoted from the Corporation Law and the terms amended under the Corporation Law, in addition to partial amendments of expression, correction of phrases and adjusting article numbers with addition and subtraction of articles.

2. Details of Amendments to the Articles of Incorporation

   The details of amendments are as specified in the attachment.

3. Schedule

  Date of the general meeting of shareholders for making amendments to the Articles of Incorporation: June 28, 2006 (Wed.)

  Date on which the amendments
  to the Articles of Incorporation become effective:      June 28, 2006 (Wed.)

Details of proposed amendment of the Articles of Incorporation

                                    (Underlined portions indicate the changes.)
=================================       ==================================
Current Articles of Incorporation           Proposed provisions after
                                                    amendment
=================================       ==================================

  CHAPTER I. GENERAL PROVISIONS           CHAPTER I. GENERAL PROVISIONS

(Trade Name)                            (Trade Name)

   Article 1. The name of the              Article 1. The name of the
Company is Kabushiki Kaisha Ricoh       Company is Kabushiki Kaisha Ricoh
and is written RICOH COMPANY,           and is expressed RICOH COMPANY,
LTD. in English.                        LTD. in English.

(Location of Head Office)               (Unchanged)
-------------------------
   Article 2. The head office of
the Company is to be located in
Ohta-ku, Tokyo.

(Objectives)                            (Unchanged)
------------
   Article 3. The objectives of
the Company are to engage in the
following businesses:

   1. - 9. (Omitted)

(Newly established)                     (Organizations)
                                        ---------------
                                           Article 4. In addition to the
                                        --------------------------------
                                        general meeting of shareholders
                                        -------------------------------
                                        and directors, the Company shall
                                        --------------------------------
                                        establish the following
                                        -----------------------
                                        organizations:
                                        --------------
                                            i) Board of Directors;
                                            ----------------------
                                            ii)Statutory Auditors;
                                            ----------------------
                                           iii)Board of Statutory
                                           ----------------------
                                               Auditors; and
                                               -------------
                                            iv)Accounting Auditors.
                                            -----------------------

(Public Notices)                        (Method of Public Notices)
                                         ---------
   Article 4. Public notices of            Article 5. Public notices of
the Company shall appear in the         the Company shall appear in the
Nihon Keizai Shimbun published in       Nihon Keizai Shimbun.
                     ------------
Tokyo.
-----

       CHAPTER II. SHARES                      CHAPTER II. SHARES

(Total Number of Shares to be           (Total Number of Issuable shares)
                 ------------                            ---------------
Issued and Types of Share
-------------------------
Certificates)
------------

   Article 5. The total number of          Article 6. The total number of
           --                                      --
shares to be issued by the              issuable shares by the Company is
-------------------                     ---------------
Company is one billion and five         one billion and five hundred
hundred million (1,500,000,000)         million (1,500,000,000) shares.
shares. If any shares are
        -----------------
cancelled, the number of shares         (Deleted)
-------------------------------
so cancelled shall be deducted
------------------------------
from the total number of shares
-------------------------------
to be issued.
-------------

==================================      ==================================
Current Articles of Incorporation           Proposed provisions after
                                                    amendment
==================================      ==================================

   2. The types of share                (Deleted)
   ---------------------
certificates to be issued by the
--------------------------------
Company shall be subject to the
-------------------------------
Share Handling Regulations
--------------------------
established by the Board of
---------------------------
Directors.
----------

(Newly established)                     (Issuance of Share Certificates)
                                        --------------------------------
                                           Article 7. The Company shall
                                           ----------------------------
                                        issue share certificates for the
                                        --------------------------------
                                        shares.
                                        -------

(Purchase of Treasury Stocks)           (Purchase of Treasury Stocks)

   Article 6. The Company may              Article 8. The Company may
           --                                      --
purchase the shares of its own          acquire the shares of its own
stocks by a resolution of the           stocks by a resolution of the
Board of Directors pursuant to          Board of Directors pursuant to
Paragraph 1, Item_2 of Article          Paragraph 2, Article 165 of the
------------------------------          -------------------------------
211-3 of the Commercial Code.           Corporation Law.
-----------------------------           ----------------

(Number of Shares Constituting          (Number of Shares Constituting
One Unit and Non-Issuance of            One Unit and Non-Issuance of
Certificates for                        Certificates for
Less-Than-One-Unit Shares)              Less-Than-One-Unit Shares)

   Article 7. The number of                Article 9.
           --                                      --
shares constituting one unit of
shares of the Company shall be             1. The number of shares
one thousand (1,000) shares.               --
                                        constituting one unit of shares
                                        of the Company shall be one
                                        thousand (1,000) shares. (Small
                                        change in Japanese)

   2. The Company shall not issue          2. Notwithstanding the
                                              -------------------
any certificates for shares             provisions of Article 7, the
                 ----------             ------------------------
constituting less than one unit         Company shall not issue any
-------------------------------
of shares (hereinafter referred         certificates for
-------------------------------
to as "less-than-one-unit               less-than-one-unit shares, unless
-------------------------               --------------------------
shares"), unless otherwise              otherwise provided for in the
---------
provided for in the Share               Share Handling Regulations.

Handling Regulations.

(Newly established)                     (Rights Concerning
                                        ------------------
                                        Less-Than-One-Unit Shares)
                                        --------------------------

                                           Article 10. A shareholder
                                           --------------------------
                                        (including the beneficial
                                        -------------------------
                                        shareholder; the same applies
                                        -----------------------------
                                        hereinafter) of the Company shall
                                        ---------------------------------
                                        not exercise any rights other
                                        -----------------------------
                                        than those described below with
                                        --------------------------------
                                        respect to the less-than-one-unit
                                        ---------------------------------
                                        shares held by it.
                                        ------------------

                                            i) Right described in each
                                            --------------------------
                                               Item of Paragraph 2,
                                               --------------------
                                               Article 189 of the
                                               ------------------
                                               Corporation Law.
                                               ----------------

                                            ii)Right to make a request
                                            --------------------------
                                               under the provision of
                                               ----------------------
                                               Paragraph 1, Article 166
                                               ------------------------
                                               of the Corporation Law.
                                               -----------------------

                                           iii)Right to receive
                                           --------------------
                                               allocation of offered
                                               ---------------------
                                               shares and allocation of
                                               ------------------------
                                               offered stock purchase
                                               ----------------------
                                               warrants in accordance
                                               ----------------------
                                               with the number of shares
                                               -------------------------
                                               held by the shareholder.
                                               ------------------------

                                            iv)Right to make a request
                                            --------------------------
                                               provided for in the
                                               -------------------
                                               following Article.
                                               ------------------

==================================      ==================================
Current Articles of Incorporation           Proposed provisions after
                                                    amendment
==================================      ==================================

(Sale of Shares Constituting            (Sale of Shares Constituting
Less-Than-One-Unit Shares to            Less-Than-One-Unit Shares to
Constitute One Unit)                    Constitute One Unit)

   Article 8. A shareholder                Article 11. A shareholder of
           --                                      ---
(including the beneficial               the Company may request that the
-------------------------               Company sell such number of
shareholder; the same applies           shares as may, together with the
-----------------------------                                        ---
hereinafter) who holds                  number of less-than-one-unit
----------------------                  shares held by the shareholder,
less-than-one-unit shares of the               ------------------------
-------------------------               constitute one unit of shares, in
Company, may request that the           accordance with the Share
Company sell such number of             Handling Regulations.
shares as may, together with such
number of less-than-one-unit
shares, constitute one unit of
shares, in accordance with the
Share Handling Regulations.

(Transfer Agent)                        (Custodian of Register of
 ---------------                        -------------------------
                                         Shareholders)
                                         -------------

   Article 9. The Company shall            Article 12.
           --                                      ---
have a transfer agent for its
     ------------------------
shares.                                    1. The Company shall have a
-------                                    --
                                        custodian of the register of
                                        ----------------------------
                                        shareholders.
                                        -------------

   2. The transfer agent and its           2. The custodian of the
      ------------------                      --------------------
business office shall be                register of shareholders and its
determined by resolution of the         ------------------------
Board of Directors and public           business office shall be
notice shall be given thereof.          determined by resolution of the
                                        Board of Directors and public
                                        notice shall be given thereof.

   3. The register of                      3. The register of
shareholders (including the             shareholders (including the
register of beneficial                  register of beneficial
shareholders; the same applies          shareholders; the same applies
hereinafter) and the register of        hereinafter), the register of
the lost share certificates of                        ---------------
the Company shall be kept at the        stock purchase warrants and the
                     -----------        -----------------------
business office of the transfer         register of the lost share
-------------------------------         certificates of the Company shall
agent. All business pertaining to       be prepared and kept, and all
---------------------------------       --------------------------
the shares of the Company, such         other business pertaining to the
-------------------------------         --------------------------------
as the registration of a transfer       register of shareholders, the
---------------------------------       -----------------------------
of shares and the purchase and          register of stock purchase
------------------------------          --------------------------
sale of less-than-one-unit              warrants and the register of the
--------------------------              --------------------------------
shares, shall be handled by the         lost share certificates shall be
-------------------------------         --------------------------------
transfer agent and not by the           handled by the custodian of the
--------------                          -------------------------------
Company.                                register of shareholders and not
                                        ------------------------
                                        by the Company.


(Share Handling Regulations)            (Share Handling Regulations)

   Article 10. The registration            Article 13. The business and
           --------------------                    --------------------
of a transfer of shares, the            the service changes pertaining to
----------------------------            -------------------
registration of the lost share          the shares of the Company shall
------------------------------          be subject to laws, ordinances or
certificates, the purchase and                        -------------------
------------------------------          these Articles of Incorporation
sale of less-than-one-unit shares       -------------------------------
---------------------------------       and the Share Handling
by the Company, and other               ---
-------------------------               Regulations established by the
business pertaining to the shares       Board of Directors.
--------
of the Company shall be subject
to the Share Handling Regulations
established by the Board of
Directors.

=================================       ==================================
Current Articles of Incorporation           Proposed provisions after
                                                    amendment
==================================      ==================================

(Record Date)                           (Deleted)
-------------

   Article 11.
   -----------

   1. The Company shall deem the
   -----------------------------
shareholders (including the
---------------------------
beneficial shareholders; the same
---------------------------------
applies hereinafter) appearing or
---------------------------------
recorded in the final register of
---------------------------------
shareholders as of the accounts
-------------------------------
closing date for each business
------------------------------
year to be the shareholders
---------------------------
entitled to exercise the
------------------------
shareholders' rights at the
---------------------------
ordinary general meeting of
---------------------------
shareholders concerning such
----------------------------
business year.
--------------

   2. In addition to the
   ---------------------
preceding paragraph, whenever
-----------------------------
necessary, upon giving prior
----------------------------
public notice in accordance with
--------------------------------
the resolution of the Board of
------------------------------
Directors, the Company may deem
-------------------------------
the shareholders or registered
------------------------------
pledgees appearing or recorded in
---------------------------------
the register of shareholders as
-------------------------------
of a certain fixed date to be the
---------------------------------
shareholders or registered
--------------------------
pledgees entitled to exercise
-----------------------------
their rights.
-------------


 CHAPTER III. GENERAL MEETING OF         CHAPTER III. GENERAL MEETING OF
          SHAREHOLDERS                            SHAREHOLDERS

(Calling of Meeting)                    (Calling of Meeting)

   Article 12. The ordinary                Article 14.
           ---                                     ---
general meeting of shareholders
shall be called in June each year          (Unchanged)
and an extraordinary general
meeting of shareholders shall be
called as the necessity arises.

   2. A general meeting of                 (Deleted)
   -----------------------
shareholders shall be called by a
---------------------------------
Representative Director
-----------------------
previously appointed by the
---------------------------
resolution of the Board of
--------------------------
Directors.
----------

   3. In the event that the                (Deleted)
   ------------------------
Representative Director as
--------------------------
appointed above is unable to act,
---------------------------------
one of the other directors shall
--------------------------------
call such meeting in the order
------------------------------
determined in advance by
------------------------
resolution of the Board of
--------------------------
Directors.
----------


(Newly established)                     (Record Date of General Meeting
                                        -------------------------------
                                        of Shareholders)
                                        ----------------

                                           Article 15. The record date of
                                           ------------------------------
                                        voting rights for the Company's
                                        -------------------------------
                                        general meeting of shareholders
                                        -------------------------------
                                        shall be March 31 every year.
                                        -----------------------------

==================================      ==================================
Current Articles of Incorporation           Proposed provisions after
                                                    amendment
==================================      ==================================

(Exercise of Voting Rights by           (Exercise of Voting Rights by
Proxy)                                  Proxy)

   Article 13. A shareholder may           Article 16.
           ---                                     ---
exercise his voting rights by
proxy who shall be another                 1. A shareholder may exercise
shareholder of the Company                                           --
entitled to vote.                       his voting rights by proxy who
-----------------                       shall be another shareholder of
                                        the Company that has voting
                                                    ---------------
                                        rights.
                                        -------

   2. Such shareholder or proxy            2. Such shareholder or proxy
shall submit a power of attorney        shall submit a document
to the Company.                                      ----------
                                        certifying the power of attorney
                                        --------------
                                        to the Company for each general
                                                       ----------------
                                        meeting of shareholders.
                                        ------------------------

(Chairman)                              (Person with the Right to Call
                                        ------------------------------
                                        the Meeting and Chairman)
                                        -------------------------

   Article 14. A Representative            Article 17.
   ----------------------------            -----------
Director previously appointed by
--------------------------------
resolution of the Board of                 1. A meeting of the
--------------------------                 --------------------
Directors shall preside over a          shareholders shall be called and
-------------------------------         --------------------------------
general meeting of shareholders.        presided over by a Representative
--------------------------------        ---------------------------------
In the event that the                   Director previously appointed by
---------------------                   --------------------------------
Representative Director is unable       the Board of Directors.
---------------------------------       -----------------------
to act, one of the other
------------------------
directors shall act in his place           2. In case the Representative
--------------------------------           -----------------------------
in the order determined in              Director is unable to act, one of
--------------------------              ---------------------------------
advance by resolution of the            the other directors shall call
----------------------------            ------------------------------
Board of Directors.                     and preside over the meeting of
-------------------                     -------------------------------
                                        the shareholders in accordance
                                        ------------------------------
                                        with the order determined in
                                        ----------------------------
                                        advance by resolution of the
                                        ----------------------------
                                        Board of Directors.
                                        -------------------

(Newly established)                     (Disclosure and Deemed Provision
                                        --------------------------------
                                        of Reference Materials for
                                        --------------------------
                                        General Meeting of Shareholders
                                        -------------------------------
                                        via the Internet)
                                        -----------------

                                           Article 18. In calling the
                                        -----------------------------
                                        general meeting of shareholders,
                                        --------------------------------
                                        the Company may deem that the
                                        -----------------------------
                                        information regarding the matters
                                        ---------------------------------
                                        which should be described or
                                        ----------------------------
                                        shown in the reference materials
                                        --------------------------------
                                        for the general meeting of
                                        --------------------------
                                        shareholders, business reports,
                                        -------------------------------
                                        financial documents and
                                        ------------------------
                                        consolidated financial documents
                                        --------------------------------
                                        have been provided to the
                                        -------------------------
                                        shareholders by disclosing them
                                        -------------------------------
                                        via the Internet in accordance
                                        ------------------------------
                                        with the Ministerial Ordinance of
                                        ---------------------------------
                                        the Ministry of Justice.
                                        ------------------------

(Method of Adopting Resolutions)        (Method of Adopting Resolutions)

   Article 15. Except as                   Article 19.
           ---                                     ---
otherwise provided for in laws,
ordinances or these Articles of            1. Except as otherwise
Incorporation, resolutions at a            --
general meeting of shareholders         provided for in laws, ordinances
shall be adopted by a majority of       or these Articles of
the votes of the shareholders           Incorporation, resolutions at a
present thereat.                        general meeting of shareholders
                                        shall be adopted by a majority of
                                        the votes of the shareholders
                                        present thereat who are entitled
                                                        ----------------
                                        to vote.
                                        --------

   2. Special resolutions                  2. Resolutions provided for in
      -------
provided for in Article 343 of          Paragraph 2, Article 309 of the
                --------------          -------------------------------
the Commercial Code shall be            Corporation Law shall be adopted
-------------------                     ---------------
adopted by the vote of the              by the vote of the shareholders
shareholders not less than              not less than two-thirds (2/3) of
two-thirds (2/3) of those present       those present at the meeting
at the meeting whereby one-third        whereby not less than one-third
(1/3) of voting rights of all the               --------------
                          ---           (1/3) of voting rights of the
shareholders shall constitute a         shareholders entitled to exercise
quorum.                                              --------------------
                                        voting rights shall constitute a
                                        -------------
                                        quorum.

=================================       ==================================
Current Articles of Incorporation           Proposed provisions after
                                                    amendment
=================================       ==================================

(Minutes)                               (Minutes)

   Article 16. The proceedings in          Article 20. The proceedings in
           ---                                     ---
outline and the resultant actions       outline, the resultant actions
taken at a general meeting of                  -
shareholders shall be entered in        taken and other matters subject
the minutes, which shall bear the       to laws and ordinances at a
names and seals of the chairman         ----------------------
of the meeting and the directors        general meeting of shareholders
present and shall be kept by the        shall be entered in the minutes,
Company.                                which shall bear the names and
                                        seals of the chairman of the
                                        meeting and the directors present
                                        and shall be kept by the Company.

 CHAPTER IV. DIRECTORS AND BOARD         CHAPTER IV. DIRECTORS AND BOARD
          OF DIRECTORS                            OF DIRECTORS

(Number)                                (Number)

   Article 17. The Company shall           Article 21. The Company shall
           ---                                     ---
have not more than fifteen              have not more than fifteen (15)
(15) directors.                         directors. (Small change in
                                        Japanese)

(Election)                              (Election)

   Article 18. Directors shall be          Article 22.
           ---                                     ---
elected at a general meeting of
shareholders.                              1. (Unchanged)
                                           --
   2. Resolutions for the                  2. Resolutions for the
election under the preceding            election of directors shall be
         -------------------                     ------------
paragraph shall be adopted by a         adopted by a majority of the
---------                               votes of the shareholders present
majority of the votes of the            who hold not less than one-third
shareholders present who hold not       (1/3) of the voting rights of the
less than one-third (1/3) of the        shareholders entitled to exercise
voting rights of all the                             --------------------
shareholders.                           voting rights.
                                        --------------

   3. Cumulative voting shall not          3. (Unchanged)
be used for the adoption of
resolutions for the election of
directors.

(Term of Office)                        (Term of Office)

   Article 19. The term of office          Article 23.
           ---                                     ---
of directors shall be until the            1. The term of office of
close of the ordinary general              --
meeting of shareholders relating        directors shall be until the
to the last accounts closing date       close of the ordinary general
            ---------------------       meeting of shareholders relating
occurring within two (2) years          to the last fiscal year ending
---------                                           ------------------
after their assumption of office;       within two (2) years after their
            ---------------------       election.
provided, however, that the term        --------
--------------------------------
of office of a director elected            2. The term of office of a
-------------------------------            --------------------------
to fill a vacancy or by reason of       director elected to fill a
---------------------------------       --------------------------
an increase in the number of            vacancy of a director who has
----------------------------            -----------------------------
directors shall be for the              resigned before the completion of
--------------------------              ---------------------------------
remaining balance of the term of        his/her term, or elected to
--------------------------------        ---------------------------
office of the other directors           increase the number of directors,
-----------------------------           ---------------------------------
currently in office.                    shall be for the remainin
--------------------                    --------------------------
                                        balance of the term of office of
                                        --------------------------------
                                        the other directors currently in
                                        --------------------------------
                                        office.
                                        -------

==================================      ==================================
Current Articles of Incorporation           Proposed provisions after
                                                    amendment
==================================      ==================================
(Filling of Vacancy)                    (Deleted)
--------------------
   Article 20. In the event of
   ---------------------------
any vacancy occurring in the
----------------------------
office of directors, no election
--------------------------------
to fill such vacancy may be held,
---------------------------------
if the number of the remaining
------------------------------
directors is not short of the
-----------------------------
statutory number.
-----------------

(Representative Directors)              (Representative Directors)

   Article 21. One (1) or more             Article 24. Representative
           -------------------                     ---
representative directors shall be       Directors shall be elected by
appointed by resolution of the                             -------
---------                               resolution of the Board of
Board of Directors.                     Directors.

(Calling of Meetings of Board of        (Person with the Right to Call
--------------------------------        ------------------------------
Directors; Chairman; Resolutions)       the Meeting of Board of Directors
---------------------------------       ---------------------------------
                                        and Chairman)
                                        -------------

   Article 22. The Board of                Article 25.
           ----------------                        ---
Directors shall decide important
--------------------------------
matters concerning the execution           (Deleted)
--------------------------------
of business and affairs of the             1. A meeting of the Board of
------------------------------             ----------------------------
Company as well as such matters         Directors shall be called and
-------------------------------         -----------------------------
as are provided for in laws and         presided over by a Director
-------------------------------         ---------------------------
ordinances.                             previously appointed by the Board
-----------                             ---------------------------------
                                        of Directors.
                                        -------------

   2. A meeting of the Board of            2. In case the Director is
      -------------------------         unable to act, one of the other
Directors shall be called and           directors shall call and preside
-----------------------------                           ----------------
presided over by a Director             over the meeting of the Board of
---------------------------             --------------------------------
previously appointed by the Board       Directors in accordance with the
---------------------------------       ----------------------------
of Directors. In case the               order determined in advance by
-------------                           resolution of the Board of
Director is unable to act, one of       Directors.
the other directors shall act in
                          ------
his place in the order determined
------------
in advance by resolution of the
Board of Directors.

   3. Notice of a meeting of the           (Deleted)
   -----------------------------
Board of Directors shall be
---------------------------
dispatched to each director and
-------------------------------
each statutory auditor three
----------------------------
(3) days before the date of the
-------------------------------
meeting; provided, however, that
--------------------------------
such meeting may be held without
--------------------------------
going through the procedure for
-------------------------------
calling if so agreed by all the
-------------------------------
directors and the statutory
---------------------------
auditors.
---------

   4. Resolutions at a meeting of          (Deleted)
   ------------------------------
the Board of Directors shall be
--------------------------------
adopted by a majority of the
----------------------------
directors present who shall
---------------------------
constitute a majority of the
----------------------------
total number of directors.
--------------------------

(Newly established)                     (Calling Meetings of Board of
                                        -----------------------------
                                        Directors)
                                        ----------

                                           Article 26.
                                           -----------

                                           1. Notice of a meeting of the
                                        --------------------------------
                                        Board of Directors shall be
                                        ---------------------------
                                        dispatched to each director and
                                        -------------------------------
                                        each statutory auditor three (3)
                                        --------------------------------
                                        days before the date of the
                                        ---------------------------
                                        meeting; provided, however, that
                                        --------------------------------
                                        such period may be shortened in
                                        -------------------------------
                                        case of emergency.
                                        ------------------

                                           2. A meeting of the Board of
                                           ----------------------------
                                        Directors may be held without
                                        -----------------------------
                                        going through the procedure for
                                        -------------------------------
                                        calling, if so agreed by all the
                                        --------------------------------
                                        directors and the statutory
                                        ---------------------------
                                        auditors.
                                        ---------

==================================      ==================================
Current Articles of Incorporation           Proposed provisions after
                                                    amendment
==================================      ==================================

(Newly established)                     (Resolutions of Meetings of Board
                                        ---------------------------------
                                        of Directors)
                                        -------------

                                           Article 27.
                                           -----------
                                           1. The Board of Directors
                                           -------------------------
                                        shall decide important matters
                                        ------------------------------
                                        concerning the execution of
                                        ---------------------------
                                        business and affairs of the
                                        ---------------------------
                                        Company as well as such matters
                                        -------------------------------
                                        as are provided for in laws and
                                        -------------------------------
                                        ordinances.
                                        -----------

                                           2. Resolutions at a meeting of
                                           ------------------------------
                                        the Board of Directors shall be
                                        -------------------------------
                                        adopted by a majority of the
                                        ----------------------------
                                        directors present who shall
                                        ---------------------------
                                        constitute a majority of the
                                        ----------------------------
                                        total number of directors.
                                        --------------------------

(Newly established)                     (Omission of Resolution of Board
                                        --------------------------------
                                        of Directors)
                                        -------------

                                           Article 28. The Company shall
                                           -----------------------------
                                        deem that the resolution of the
                                        -------------------------------
                                        Board of Directors has been
                                        ---------------------------
                                        adopted if the requirements under
                                        ---------------------------------
                                        Article 370 of the Corporation
                                        ------------------------------
                                        Law are satisfied.
                                        ------------------

(Remuneration)                          (Remuneration and other interests)
                                                      -------------------

   Article 23. Remuneration of             Article 29. Remuneration and
           --                                      --
directors shall be determined by        bonus of directors and other
---------                               ----------------------------
resolution at a general meeting         property interests received by
of sharefolders.                        ------------------------------
                                        the directors from the Company in
                                        ---------------------------------
                                        consideration of the performance
                                        --------------------------------
                                        of their duties (hereinafter
                                        ----------------------------
                                        referred to as the
                                        ------------------
                                        "Remuneration") shall be
                                        ---------------
                                        determined by resolution at a
                                        general meeting of shareholders.

(Newly established)                     (Exemption of Liability of
                                        --------------------------
                                        Outside Directors)
                                        ------------------

                                           Article 30. The Company may
                                           ---------------------------
                                        enter into an agreement with
                                        ----------------------------
                                        outside directors under which
                                        -----------------------------
                                        their liability for damages due
                                        -------------------------------
                                        to the failure in performing
                                        ----------------------------
                                        their duties shall be limited in
                                        --------------------------------
                                        accordance with the provisions of
                                        ---------------------------------
                                        Paragraph 1, Article 427 of the
                                        -------------------------------
                                        Corporation Law; provided,
                                        --------------------------
                                        however, that the limit of
                                        --------------------------
                                        liability under such agreement
                                        ------------------------------
                                        shall be the higher of the
                                        --------------------------
                                        predetermined amount of not less
                                        --------------------------------
                                        than ten million (10,000,000)
                                        -----------------------------
                                        yen, or the amount provided for
                                        -------------------------------
                                        under the laws and ordinances.
                                        ------------------------------

  CHAPTER V. STATUTORY AUDITORS           CHAPTER V. STATUTORY AUDITORS
 AND BOARD OF STATUTORY AUDITORS         AND BOARD OF STATUTORY AUDITORS

(Number)                                (Number)

   Article 24. The Company shall           Article 31. The Company shall
           ---                                     ---
have not more than five                 have not more than five (5)
(5) statutory auditors.                 statutory auditors. (Small change
                                        in Japanese)

==================================     ===================================
Current Articles of Incorporation         Proposed provisions after
                                                  amendment
==================================     ===================================

(Election)                             (Election)

   Article 25. Statutory                  Article 32.
           ---                                    ---
auditors shall be elected at a
general meeting of shareholders.          1. (Unchanged)
                                          --

   2. Resolutions for the                 2. Resolutions for the
election under the preceding           election of statutory auditors
         -------------------                    ---------------------
paragraph shall be adopted by a        shall be adopted by a majority
---------                              of the votes of the shareholders
majority of the votes of the           present who hold not less than
shareholders present who hold          one-third (1/3) of the voting
not less than one-third (1/3) of       rights of the shareholders
the voting rights of all the           entitled to exercise voting
shareholders.                          ---------------------------
                                       rights.
                                       -------

(Term of Office)                       (Term of Office)

   Article 26. The term of                Article 33.
           ---                                    ---
office of statutory auditors              1. The term of office of
shall be until the close of the           --
ordinary general meeting of            statutory auditors shall be
shareholders relating to the           until the close of the ordinary
last accounts closing date             general meeting of shareholders
     ---------------------             relating to the last fiscal year
occurring within four (4) years                             -----------
---------                              ending within four (4) years
after their assumption of              ------
office; provided, however, that        after their assumption of office.
        -----------------------
the term of office of a
-----------------------
statutory auditor elected to              2. The term of office of a
----------------------------              --------------------------
fill a vacancy shall be for the        statutory auditor elected to
-------------------------------        ----------------------------
remaining balance of the term of       fill a vacancy of an auditor
--------------------------------       ----------------------------
office of the retired statutory        resigned before the completion
-------------------------------        ------------------------------
auditor.                               of the term shall be for the
--------                               ----------------------------
                                       remaining balance of the term of
                                       --------------------------------
                                       office of the retired statutory
                                       -------------------------------
                                       auditor.
                                       --------

(Filling of Vacancy)                   (Deleted)
--------------------

   Article 27. In the event of
   ---------------------------
any vacancy occurring in the
----------------------------
office of statutory auditors, no
--------------------------------
election to fill such vacancy
-----------------------------
may be held, if the number of
-----------------------------
the remaining statutory auditors
--------------------------------
is not short of the statutory
-----------------------------
number.
-------
                                     - 9 -

==================================      ==================================
Current Articles of Incorporation           Proposed provisions after
                                                    amendment
==================================      ==================================

(Calling of Meetings of Board of        (Person with the Right to Call
--------------------                    ------------------------------
Statutory Auditors; Resolutions)        the Meeting of Board of Statutory
                                        -----------
                                        Auditors)

   Article 28. The Board of                Article 34.
           ---                                     ---
Statutory Auditors shall decide
-------------------------------
matters concerning the audit               (Deleted)
----------------------------
policy, the methods for
-----------------------
investigating the state of the
------------------------------
business and property and the
-----------------------------
execution of other duties of
----------------------------
statutory auditors as well as
-----------------------------
such matters as are provided for
--------------------------------
in laws and ordinances.
-----------------------

   2. A meeting of the Board of            A meeting of the Board of
Statutory Auditors shall be             Statutory Auditors shall be
called by each statutory auditor.       called by each statutory auditor.

   3. Notice of a meeting of the           (Deleted)
      --------------------------
Board of Statutory Auditors shall
---------------------------------
be dispatched to each statutory
-------------------------------
auditor three (3) days before the
---------------------------------
date of the meeting; provided,
------------------------------
however, that such meeting may be
---------------------------------
held without going through the
------------------------------
procedure for calling if so
---------------------------
agreed by all the statutory
---------------------------
auditors.
---------

   4. Except as otherwise                  (Deleted)
   ----------------------
provided for in laws or
-----------------------
ordinances, resolutions at a
----------------------------
meeting of the Board of Statutory
---------------------------------
Auditors shall be adopted by a
------------------------------
majority of the statutory
-------------------------
auditors.
---------

(Newly established)                     (Calling Meetings of Board of
                                        -----------------------------
                                        Statutory Auditors)
                                        -------------------

                                           Article 35.
                                           -----------

                                           1. Notice of a meeting of the
                                           -----------------------------
                                        Board of Statutory Auditors shall
                                        ---------------------------------
                                        be dispatched to each statutory
                                        -------------------------------
                                        auditor three (3) days before the
                                        ---------------------------------
                                        date of the meeting; provided,
                                        ------------------------------
                                        however, that such period may be
                                        --------------------------------
                                        shortened in case of emergency.
                                        -------------------------------

                                           2. A meeting of the Board of
                                           ----------------------------
                                        Statutory Auditors may be held
                                        ------------------------------
                                        without going through the
                                        -------------------------
                                        procedure for calling, if so
                                        ----------------------------
                                        agreed by all the statutory
                                        ---------------------------
                                        auditors.
                                        ---------

(Newly established)                     (Resolutions of Meetings of Board
                                        ---------------------------------
                                        of Statutory Auditors)
                                        ----------------------

                                        Article 36.
                                        ------------

                                           1. The Board of Statutory
                                           -------------------------
                                        Auditors shall decide matters
                                        -----------------------------
                                        concerning the audit policy, the
                                        --------------------------------
                                        methods for investigating the
                                        -----------------------------
                                        state of the business and
                                        -------------------------
                                        property and the execution of
                                        -----------------------------
                                        other duties of statutory
                                        -------------------------
                                        auditors as well as such matters
                                        --------------------------------
                                        as are provided for in laws and
                                        -------------------------------
                                        ordinances.
                                        -----------

                                           2. Except as otherwise
                                           ----------------------
                                        provided for in laws or
                                        -----------------------
                                        ordinances, resolutions at a
                                        ----------------------------
                                        meeting of the Board of Statutory
                                        ---------------------------------
                                        Auditors shall be adopted by a
                                        ------------------------------
                                        majority of the statutory
                                        -------------------------
                                        auditors.
                                        ---------

==================================      ==================================
Current Articles of Incorporation           Proposed provisions after
                                                    amendment
==================================      ==================================

(Full-Time Statutory Auditor)           (Full-Time Statutory Auditor)

   Article 29. The statutory               Article 37. A full-time
   -------------------------               -----------------------
auditors shall appoint a                statutory auditor or auditors
------------------------                -----------------------------
full-time statutory auditor or          shall be elected by resolution of
------------------------------          ---------------------------------
auditors from among their number.       the Board of Statutory Auditors.
---------------------------------       --------------------------------

(Remuneration)                          (Remuneration and other interests)

   Article 30. Remuneration of             Article 38. Remuneration and
           ---                                     ---
statutory auditors shall be             other interests of statutory
determined by resolution at a           auditors shall be determined by
general meeting of shareholders.        resolution at a general meeting
                                        of shareholders.

(Newly established)                     (Exemption of Liability of
                                        --------------------------
                                        Outside Statutory Auditors)
                                        ---------------------------

                                           Article 39. The Company may
                                           ---------------------------
                                        enter into an agreement with
                                        ----------------------------
                                        outside statutory auditors under
                                        --------------------------------
                                        which their liability for damages
                                        ---------------------------------
                                        due to the failure in performing
                                        --------------------------------
                                        their duties shall be limited in
                                        --------------------------------
                                        accordance with the provisions of
                                        ---------------------------------
                                        Paragraph 1, Article 427 of the
                                        -------------------------------
                                        Corporation Law; provided,
                                        --------------------------
                                        however, that the limit of
                                        --------------------------
                                        liability under such agreement
                                        ------------------------------
                                        shall be the higher of the
                                        --------------------------
                                        predetermined amount not less
                                        -----------------------------
                                        than five million (5,000,000)
                                        -----------------------------
                                        yen, or the amount provided for
                                        -------------------------------
                                        under the laws or regulations.
                                        ------------------------------

      CHAPTER VI. ACCOUNTS                    CHAPTER VI. ACCOUNTS

(Business Year; Accounts Closing        (Fiscal Year)
--------------------------------        -------------
Date)
-----

   Article 31. The business year           Article 40. The fiscal year of
           ---     --------                        ---     ------
of the Company shall be from            the Company shall be one year
April 1 of each year to March 31                             --------
of the following year and the           from April 1 of each year to
                      -------           March 31 of the following year.
last day of each business year
------------------------------
shall be the accounts closing
-----------------------------
date.
-----

(Dividends)                             (Record Date for Dividends at
-----------                             -----------------------------
                                        Fiscal Year End)
                                        ----------------

   Article 32. Dividends shall be          Article 41. The record date
           ----------------------                  -------------------
paid to the shareholders and            for the dividends to be paid by
----------------------------            -------------------------------
registered pledgees appearing or        the Company at the end of fiscal
--------------------------------        --------------------------------
recorded in the final register of       year shall be March 31 of each
---------------------------------       -------------
shareholders as of March 31 of          year.
------------------
each year.

(Interim Dividends)                     (Interim Dividends)

   Article 33. The Company may,            Article 42. The Company may,
           ---                                     ---
by resolution of the Board of           by resolution of the Board of
Directors, make cash distribution       Directors, pay interim dividends
           ----------------------                  ---------------------
as provided for in Article 293-5        by regarding September 30 of each
--------------------------------        ------------
of the Commercial Code of Japan         year as the record date.
-------------------------------              ------------------
("interim dividends") to the
----------------------------
shareholders or registered
--------------------------
pledgees appearing or recorded in
---------------------------------
the final register of
---------------------
shareholders as of September 30
------------------
of each year.

==================================      ==================================
Current Articles of Incorporation           Proposed provisions after
                                                    amendment
==================================      ==================================

(Period of Limitations)                 (Period of Limitations for
                                                               ---
                                        Dividends)
                                        ---------

   Article 34. The Company shall           Article 43. The Company shall
           ---                                     ---
be relieved from the obligation         be relieved from the obligation
to pay any dividend or interim          to pay any property available for
           -------------------                     ----------------------
dividend if such any dividend or        distribution if such property
--------         ---------------        ------------         --------
interim dividend remains                available for distribution is
----------------                        -----------------------------
unreceived after the lapse of           cash and still remains unreceived
three (3) full years from the           --------------
date on which the same became due       after the lapse of three (3) full
and payable.                            years from the date on which the
                                        same became due and payable.